FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January, 2007
Commission File Number: 001-12518
Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)
Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.
TABLE OF CONTENTS

Item

1	Other Communication dated January 31, 2007, announcing a presentation of the 2006 results for Grupo Santander which will be given Thursday the 1st of February, 2007, during a meeting with the press.

Item 1
OTHER NOTIFICATIONS
Banco Santander hereby advises that the presentation of the results of Grupo Santander for 2006 will take place tomorrow Thursday 1st February 2007. For this purpose, a meeting with journalists will be held at 10:00 hours (Madrid time), followed by a webcast presentation to analysts at 12:30 hours (Madrid time).
Both events will take place at the Grupo Santander City in Boadilla del Monte (Madrid). The presentation to analysts can be followed by anyone interested via the Internet on the corporate website www.santander.com. Likewise, this presentation to analysts will be made public prior to its commencement via its notification to the CNMV and publication on the aforementioned corporate website.
Boadilla del Monte (Madrid), January 31st, 2007

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.
Date: February 01, 2007	By:	/s/ José Antonio Alvarez
		Name:	José Antonio Alvarez
		Title:	Executive Vice President